Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Report on Form 6-K furnished by Hongli Group Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is furnished, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is furnished to confirm these statements to actual results, unless required by law.

Overview

Hongli Group Inc. (“Hongli Cayman” or the “Company”) is an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we consolidate the financial results of Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”) which is a variable interest entity (the “VIE”), and its subsidiaries (together with the VIE, collectively, “the PRC operating entities”), through the contractual arrangements (the “Contractual Arrangements”). Neither Hongli Cayman nor its subsidiaries own any equity interests in the PRC operating entities.

The PRC operating entities are one of the leading cold roll formed steel profile manufacturers in China with respect to functional innovation, performance improvement, and customized manufacturing of their products, according to China Sub-Association for Cold Formed Steel Industries, a professional industrial association. The PRC operating entities’ main business operation focuses on the design, production, deep processing, and sales of custom-made profile for machinery and equipment in a variety of sectors including but not limited in mining and excavation, construction, agriculture, and transportation industries.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management and financial resources and other factors.

On July 10, 2025, the Company received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s ordinary shares (“Ordinary Shares”) over the 30 consecutive business day period between May 27, 2025 and July 9, 2025, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per share of its Ordinary Shares for continued listing on The Nasdaq Capital Market.

The Notice has no immediate effect on the continued listing status of the Ordinary Shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days from the date of the Notice, or until January 6, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before January 6, 2026, the closing bid price of the Ordinary Shares reaches or exceeds $1.00 per share for a minimum of 10 consecutive business days, the Staff will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement, and the matter would be resolved. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to January 6, 2026, in order to regain compliance.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the initial 180 calendar day period, the Company may be eligible for additional time for compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company intends to actively monitor the closing bid price of the Ordinary Shares and will evaluate available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will regain compliance during the initial 180-day compliance period, secure a second compliance period or maintain compliance with the other Nasdaq Listing Rules.

Results of Operations

The following table summarizes the results of our operations for the six months ended June 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

Results of Operations	Six Months Ended June 30,		Changes	Changes
	2025	2024	in $	in %
Revenues, net	$9,587,978	$6,962,241	$2,625,737	37.7%
Cost of revenues	6,298,249	4,659,769	1,638,480	35.2%
Gross profit	3,289,729	2,302,472	987,257	42.9%
Gross margin rate	34.3%	33.1%	1.2%	3.7%
Total operating expenses	2,005,687	3,996,714	(1,991,027)	-49.8%
Income (loss) from operations	1,284,042	(1,694,242)	2,978,284	-175.8%
Total other income (expenses)	(125,109)	(196,584)	71,475	-36.4%
Income (loss) before income taxes	1,158,933	(1,890,826)	3,049,759	-161.3%
Income tax expense	168,884	11,522	157,362	1365.8%
Net income (loss)	$990,049	$(1,902,348)	$2,892,397	-152.0%

Revenues, net

We derive revenues from sales of products in the domestic and overseas markets. The following table presents our revenues by geographical regions.

	Six Months Ended June 30,		Changes	Changes
	2025	2024	in $	in %
Revenues from domestic sales	$8,099,186	$6,026,009	$2,073,177	34.4%
Revenue from export business	1,488,792	936,232	552,560	59.0%
Revenues, net	$9,587,978	$6,962,241	$2,625,737	37.7%

Demand in the construction machinery market increased in 2025. To meet customer needs, major clients introduced customized new products and expanded supply, which drove varying degrees of sales order growth among the top ten clients. As a result, our total revenue increased by approximately $2.63 million, or 37.7%, to $9.59 million for the six months ended June 30, 2025, compared to $6.96 million for the six months ended June 30, 2024. Domestic revenue rose by $2.07 million, or 34.4%, to $8.10 million, compared to $6.03 million in the same period of 2024, while export revenue grew by $0.55 million, or 59.0%, to $1.49 million, compared to $0.94 million in the same period of 2024.

Cost of revenues

Our cost of revenues primarily consists of expenses related to manufacturing our products, including raw materials, direct labor, and depreciation of production machinery and equipment. For the six months ended June 30, 2025, cost of revenues was $6.30 million, an increase of $1.64 million, or 35.2%, compared to $4.66 million for the six months ended June 30, 2024. The increase was generally consistent with the growth in revenue.

Gross profit

Our gross profit increased by approximately $0.99 million, or 42.9%, to $3.29 million for the six months ended June 30, 2025, compared to $2.30 million for the six months ended June 30, 2024. During this period, our gross margin improved to 34.3%, up 1.2 percentage points from 33.1% in the corresponding period of 2024. This improvement was primarily driven by higher sales, enhanced management of raw material procurement costs, and better control of labor costs, which collectively contributed to the increase in gross profit.

Selling, general and administrative (“SG&A”) expenses

SG&A expenses primarily consisted of sales and marketing expenses, general and administrative expenses and research and development expenses.

	Six Months Ended June 30,		Changes	Changes
	2025	2024	in $	in %
Sales and marketing expenses	$303,949	$258,856	$45,093	17.4%
General and administrative expenses	1,219,269	1,335,171	(115,902)	-8.7%
Research and development (“R&D”) expenses	482,469	434,687	47,782	11.0%
Share-based compensation	-	1,968,000	(1,968,000)	-100.0%
Total SG&A	$2,005,687	$3,996,714	$(1,991,027)	-49.8%

Selling, general and administrative (“SG&A”) expenses decreased by approximately $1.99 million, or 49.8%, to $2.01 million for the six months ended June 30, 2025, compared to $4.00 million for the six months ended June 30, 2024. The decrease was primarily attributable to a $1.97 million share-based compensation expense recognized in 2024. On May 6, 2024, the Company issued 1,200,000 ordinary shares to three members of management for services rendered during that period. The shares were valued at $1.64 per share, based on the closing market price on the grant date.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and related employee benefits for sales and marketing personnel, as well as costs associated with shipping and handling, port and customs clearance, storage, promotion, and other sales-related activities. For the six months ended June 30, 2025, sales and marketing expenses increased by approximately $0.04 million, or 17.4%, to $0.30 million, compared to $0.26 million for the six months ended June 30, 2024. The increase was mainly attributable to higher freight, storage, and transportation costs.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and related employee benefits, repair and maintenance costs, professional service fees, depreciation and amortization, travel and entertainment expenses, office supplies, and other related expenditures. For the six months ended June 30, 2025, general and administrative expenses were approximately $1.22 million, a decrease of $0.12 million, or 8.7%, compared to $1.34 million for the six months ended June 30, 2024. The decrease was primarily attributable to lower consulting expenses of $67,023, a reduction in the allowance for current expected credit losses (“CECL”) of $43,634, and lower repair and maintenance expenses of $32,174, partially offset by other fluctuations.

Research and development (“R&D”) expenses

Substantially all research and development (“R&D”) costs reflect the Company’s investment in product development activities. For the six months ended June 30, 2025, R&D expenses were approximately $0.48 million, an increase of $0.05 million, or 11.0%, compared to $0.43 million for the six months ended June 30, 2024. The increase was primarily attributable to higher production output.

Other income (expenses)

	Six Months Ended June 30,		Changes	Changes
	2025	2024	in $	in %
Other income	$86,459	$127,373	$(40,914)	-32.1%
Interest and financing expenses, net	(198,778)	(216,131)	17,353	-8.0%
Other expenses	(12,790)	(107,826)	95,036	-88.1%
Total other income (expenses)	$(125,109)	$(196,584)	$71,475	-36.4%

Other income primarily consists of income from the sale of scrapped materials, government subsidies, foreign currency transaction gains (losses), gains (losses) on the disposal of assets, and other miscellaneous items. For the six months ended June 30, 2025, other income was $86,459, compared to $127,373 in the same period of 2024, representing a decrease of $40,914, or 32.1%. The 2025 balance included other income of $89,402, VAT exemption of $1,966, and a foreign currency transaction loss of $4,909. The year-over-year decrease was primarily attributable to a $91,925 reduction in government subsidy, partially offset by other fluctuations.

Interest and financial expenses, net primarily consist of interest incurred on loans, finance leases, and financial liabilities, as well as interest expenses related to discounting notes receivable prior to maturity, net of interest income and other financing expenses. For the six months ended June 30, 2025, financial expenses decreased by $17,353, or 8.0%, to $198,778, compared to $216,131 for the six months ended June 30, 2024. The 2025 balance included interest income of $565, interest expense of $196,083, and financing expenses of $3,260. The decrease was mainly attributable to a $28,203 reduction in interest expense, partially offset by other fluctuations. The reduction in interest expense was primarily due to lower interest rates in China and the refinancing of certain loans at more favorable terms. The weighted average interest rate for short-term loans was 3.89% for the six months ended June 30, 2025, compared to 4.24% in the same period of 2024.

Other expenses primarily consist of non-operating expenses and gains (losses) on the disposal of assets. For the six months ended June 30, 2025, net other expenses were $12,790, representing a decrease of $95,036, or 88.1%, compared to $107,826 in the same period of 2024. The reduction was primarily attributable to a $105,668 loss on the disposal of outdated equipment recognized in 2024, partially offset by other fluctuations.

Income (loss) before income taxes

Our net income before income taxes was approximately $1.16 million for the six months ended June 30, 2025, compared to a net loss of $1.89 million in the same period of 2024, representing an improvement of $3.05 million. The increase was primarily attributable to higher revenues, as discussed above.

Income tax expense

Our income tax expense was $168,884 for the six months ended June 30, 2025, compared to $11,522 for the same period of 2024, an increase of $157,362. The increase was primarily attributable to higher revenues, as discussed above.

Net Income (Loss)

As a result of the factors discussed above, our net income for the six months ended June 30, 2025, was approximately $0.99 million, compared to a net loss of approximately $1.90 million for the same period of 2024, representing an improvement of approximately $2.89 million. Basic and diluted earnings per share were $0.01 for the six months ended June 30, 2025, compared to a basic and diluted loss per share of $0.15 for the six months ended June 30, 2024.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The unaudited condensed consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the unaudited condensed consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2025 and 2024 amounted to ($4,909), and $7,524, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the unaudited condensed consolidated financial statements:

	June 30,	June 30,	December 31,
1 US$ = RMB	2025	2024	2024
Spot rate	7.1636	7.2672	7.2993
Average rate	7.2520	7.2151	7.1957

Liquidity and Capital Resources

Our principal sources of liquidity have been cash and cash equivalents generated from our operations, external financing, advances from related parties and the recent initial public offering closed on March 31, 2023. As of June 30, 2025, our liquidity position remains strong, supported by a combination of cash on hand, cash and cash equivalents, and available credit facilities. We continue to manage our liquidity to meet both our short-term and long-term obligations while maintaining sufficient flexibility to take advantage of growth opportunities.

As of June 30, 2025, and December 31, 2024, the Company had cash, cash equivalents, and restricted cash totaling approximately $924,884 and $924,786, respectively. Total bank debt was approximately $9.4 million as of both June 30, 2025, and December 31, 2024. In addition, as of June 30, 2025, the Company had outstanding loans owed to a related party of approximately $0.5 million.

Our working capital as of June 30, 2025, was approximately $1.8 million, a decrease of $1.9 million, or 52%, compared to approximately $3.7 million as of December 31, 2024. The decrease was primarily due to the reclassification of a $3.3 million loan that was classified as long-term at year-end 2024 but became payable within twelve months of the reporting date and was therefore reclassified as a short-term loan as of June 30, 2025. Management expects to renew these long-term loans upon maturity.

We expect cash and cash equivalents from our operations to continue to be our primary sources of liquidity, with our credit facilities serving as a supplement. We believe that our current cash, cash equivalents, and cash and cash equivalents to be generated from our operations and our ability to access the capital markets will be sufficient to meet our working capital needs for at least the next twelve months. While we anticipate meeting all foreseeable financial obligations, including debt service requirements and planned capital expenditures, we will continue to monitor market conditions closely. In the event of a significant economic downturn or unexpected cash outflows, we are confident in our ability to access additional liquidity through our existing facilities or the capital markets.

Cash Flow Summary

The following table summarizes our cash flows for the six months ended June 30, 2025, and 2024.

	Six Months Ended June 30,		Changes	Changes
	2025	2024	in $	in %
Net cash used in operating activities	$(276,206)	$(1,218,353)	$942,147	-77.3%
Net cash used in investing activities	(58,825)	(383,749)	324,924	-84.7%
Net cash provided by financing activities	317,944	1,736,444	(1,418,500)	-81.7%
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17,185	(19,592)	36,777	-187.7%
Net change in cash, cash equivalents and restricted cash	98	114,750	(114,652)	-99.9%
Cash, cash equivalents and restricted cash, beginning of the period	924,786	815,669	109,117	13.4%
Cash, cash equivalents and restricted cash, end of the period	$924,884	$930,419	$(5,535)	-0.6%

Operating Activities

Net cash used in operating activities was approximately $0.27 million for the six months ended June 30, 2025. This amount reflects net income of approximately $0.99 million, adjusted for non-cash items of approximately $0.44 million, and net negative changes in operating assets and liabilities of approximately $1.7 million. The negative changes were mainly attributable to an increase in accounts receivable of approximately $3.10 million, an increase in notes receivable of approximately $0.31 million, a decrease in accrued expenses and other payables of approximately $0.12 million, and a decrease in deferred revenue of approximately $0.05 million. These factors were partially offset by a reduction in inventories of approximately $0.84 million, a reduction in prepaid expenses and other current assets of approximately $0.60 million, a net increase in due to related parties of approximately $0.06 million, an increase in accounts payable of approximately $0.25 million, and an increase in income tax payable of approximately $0.13 million.

Net cash used in operating activities was approximately $1.2 million for the six months ended June 30, 2024. This includes a net loss of approximately $1.9 million, adjusted for non-cash items of approximately $2.6 million, and net negative changes in operating assets and liabilities of approximately $1.9 million. The negative changes in operating assets and liabilities mainly included an increase in notes receivable of $1.7 million, an increase in accounts receivable of $0.6 million, an increase in inventory of $0.02 million, a $0.03 million primarily decrease in due from related parties, and a $0.1 million decrease in accounts payable, accrued expenses, and income tax payable. These negative changes were partially offset by positive changes of $0.5 million, mainly including a decrease in prepaid expenses.

Investing Activities

Net cash used in investing activities was approximately $0.06 million for the six months ended June 30, 2025, primarily reflecting payments of approximately $0.10 million for the acquisition of property and equipment, partially offset by proceeds of approximately $0.04 million from the sale of a vehicle.

Net cash used in investing activities was approximately $0.4 million for the six months ended June 30, 2024, which was the result of payments made for the acquisition of property and equipment totaling approximately $0.1 million and prepayments of approximately $0.3 million for the purchase of Yingxuan Assets.

Financing Activities

Net cash provided by financing activities was approximately $0.32 million for the six months ended June 30, 2025. This primarily reflected total borrowings of approximately $2.21 million from short-term loans, partially offset by repayments of approximately $2.37 million on short-term borrowings. In addition, the Company received advances from a related party of approximately $1.06 million and repaid approximately $0.58 million during the period.

Net cash provided by financing activities was approximately $1.7 million for the six months ended June 30, 2024. This was to the result of a total borrowings of approximately $2.8 million from short-term loans and $0.4 million from long-term loans. These inflows were partially offset by repayments of short-term and long term loans totaling approximately $1.7 million and payments of approximately $0.1 million for financing liabilities and finance lease liabilities. Additionally, the Company received approximately $1.4 million advances from related parties and repaid approximately $1.0 million during the six months ended June 30, 2024.

Loans, Guarantees and Pledges

Loans represent amounts payable to various banks and financial institutions in accordance with the scheduled payment terms outlined in the respective loan agreements. These loans are secured by collateral or guarantees and are classified as either short-term or long-term based on their respective maturities. Certain loan balances that were classified as long-term at December 31, 2024, became payable within twelve months of the reporting date and were accordingly reclassified as short-term as of June 30, 2025. As a result, the Company had no long-term loans outstanding as of June 30, 2025.

Short-term loans consisted of the following:

	Financial Institutions	Current Interest Rate	Maturity Date	June 30, 2025	December 31, 2024
(1)	Rural Commercial Bank of Shandong	4.35%	November 26, 2025	$697,973	$684,997
(2)	Postal Savings Bank of China	5.00%	November 29, 2024	-	-
(3)	Industrial and Commercial Bank of China	4.35%	March 8, 2024	-	-
(4)	Bank of Beijing	3.10%	December 25, 2025	977,162	958,996
(5)	Bank of Rizhao	3.70%	April 10, 2025	-	1,095,996
	Bank of Rizhao	3.50%	April 10, 2026	697,973	-
(6)	Industrial Bank	4.35%	August 13, 2024	-	-
(7)	Agricultural Bank of China	3.90%	September 28, 2025	1,340,108	1,315,195
(8)	China Minsheng Bank	4.00%	August 30, 2025	697,973	684,997
	China Minsheng Bank	3.30%	June 30, 2026	418,784	-
	China Minsheng Bank	3.30%	February 11, 2026	279,189	-
(9)	Weihai City Commercial Bank	3.75%	February 25, 2025	-	1,095,996
(10)	XCMG Group Commercial Factoring (Xuzhou) Co., Ltd.	3.50%	November 25, 2025	139,595	-
	XCMG Group Commercial Factoring (Xuzhou) Co., Ltd.	3.50%	November 25, 2025	697,973	-
(11)	Bank of Weifang	4.00%	April 22, 2026	97,716	-
	Bank of Weifang	4.00%	April 22, 2026	1,245,184	-
(12)	Rural Commercial Bank of Shandong	4.10%	April 27, 2026	1,947,345	-
(13)	Shenzhen Qianhai WeBank Co., Ltd.	6.29%	February 1, 2026	159,538	-
	Short-term loans			9,396,513	5,836,177
	Add: current portion of long-term loans			-	243,075
	Total			$9,396,513	$6,079,252

For the six months ended June 30, 2025 and the year ended December 31, 2024, the Company entered into various credit line and loan agreements with the aforementioned banks and financial institutions. The aggregate outstanding short-term borrowings, including the current portion of long-term loans, were approximately $9.4 million and $6.1 million as of June 30, 2025 and December 31, 2024, respectively. The loans bear interest at rates ranging from 3.10% to 6.29% per annum. Substantially all outstanding short-term borrowings are guaranteed by the Company’s Chief Executive Officer, certain family members of the Chief Executive Officer, and entity owned by those family members.

(1)	On November 22, 2023, the Company obtained a short-term loan of approximately $704,235 (RMB 5,000,000) from the Rural Commercial Bank of Shandong (“RCBS”). The loan bore interest at 4.35% per annum, was secured by patents valued at approximately $2.2 million (RMB 16,000,000), and was guaranteed by the Chief Executive Officer and three of the CEO’s family members. The loan was repaid in full at maturity on November 21, 2024 and subsequently renewed on November 27, 2024 under substantially similar terms. The renewed loan amounted to approximately $697,973 (RMB 5,000,000), bears interest at 4.35% per annum, and matures on November 26, 2025. The proceeds are restricted to the purchase of raw materials for production.

(2)	On November 30, 2022, the Company and two of its related parties, jointly entered into a line of credit loan agreement with Postal Savings Bank of China (“PSBC”), which allow the Company to borrow revolving loans of $704,235 (RMB 5,000,000) from PSBC. The revolving loan bore interest of 5% per annum and was to expire on November 29, 2024. The loan was paid in full on November 2, 2024.

(3)	On March 9, 2023, the Company obtained a short-term small business loan of $633,812 (RMB 4,500,000) from the Industrial and Commercial Bank of China (“ICBC”). The loan bore interest of 4.35% per annum and was due by March 8, 2024. The use of loan proceeds was designated for working capital. The loan was also guaranteed by the two family members of the CEO. The Company repaid the loan in full amount on March 8, 2024.

(4)	On January 6, 2023, the Company obtained a $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore an interest of 4.3% per annum and matured on January 6, 2024. The Company repaid this loan in full on January 5, 2024. On December 29, 2023, the Company acquired a second $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore interest of 4.30% per annum and matured on December 28, 2024. The loan was paid in full on December 20, 2024. On December 25, 2024, the Company obtained a new short-term loan of $977,162 (RMB7,000,000) from the Bank of Beijing. The loan bears interest of 3.10% per annum and is to mature on December 25, 2025. The use of loan proceeds is restricted to working capital for production. The loan is guaranteed by CEO and one family members of the CEO. Land use rights and construction in progress valued approximately at $729,000 (RMB5,320,000) was pledged to secure this short-term loan.

(5)	On February 14, 2023, the Company obtained $704,235 (RMB 5,000,000) from the Bank of Rizhao. Of this amount, $140,847 (RMB 1,000,000) was a short-term loan for working capital only, $563,388 (RMB 4,000,000) was a short-term loan for the purchase of raw materials only. The loan bore interest of 5.50% per annum, and matured on February 14, 2024. During January and February of 2024, the Company repaid the full amount of the loan. On April 17, 2024, the Company acquired a new short-term loan of $1,095,996 (RMB 8,000,000) from the Bank of Rizhao. The proceeds from this loan were designated solely for purchasing raw materials. The loan, with an interest rate of 3.7% per annum, matured on April 10, 2025, and was fully repaid on that date. Following the repayment, the Company acquired a new loan in the amount of $697,973 (RMB 5,000,000). The loan was designated for working capital and the purchase of raw materials. The new loan bears an interest of 3.50% per annum and is scheduled to mature on April 10, 2026. To secure the loan, the Company pledged land use right valued approximately at $675,000 (RMB 4,836,000). In addition, the CEO and three family members of the CEO have provided personal guarantees for this loan.

(6)	On August 14, 2023, the Company secured a short-term loan amounting to $760,574 (RMB 5,400,000) from Industrial Bank Co., Ltd. (“IBC”). This loan bore an interest rate of 4.35% per annum, matured on August 13, 2024. The funds obtained from this loan were earmarked exclusively for the Company’s working capital needs, particularly to support production activities. To secure the loan, the Company pledged accounts receivable valued approximately at $1.10 million (RMB 7,800,000). Additionally, a family member of the CEO provided a personal guarantee for this financial obligation. The Company repaid the loan in full amount on August 7, 2024.

(7)	On October 21, 2023, the Company obtained a $1,352,132 (RMB 9,600,000) short-term loan from the Agricultural Bank of China (“ABC”) The loan with an interest rate of 3.80% per annum and matured on September 21, 2024. The Company repaid the loan on September 21, 2024. Following the repayment, the Company acquired a new short-term loan of $1,340,108 (RMB9,600,000) from the ABC on September 29, 2024. The new short-term loan bears an interest rate of 3.9%per annum and is set to mature on September 28, 2025. The proceeds from this loan are designated solely for the purchase of raw materials for production purposes. To secure the loan, the Company pledged land use right valued at $2.07 million (RMB 14,805,100). Moreover, a family member of the CEO has provided personal guarantees for this loan.

(8)	On August 30, 2024, the Company obtained a short-term loan of $1,369,994 (RMB 10,000,000) from China Minsheng Bank. The loan bore interest at an annual rate of 4.0% and is to mature on August 30, 2025. The proceeds were designated for working capital to purchase raw materials. On December 9, 2024, the Company repaid $684,997 (RMB 5,000,000). As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $697,973 (RMB 5,000,000) and $684,997 (RMB 5,000,000), respectively. The loan is secured by accounts receivable totaling approximately $2.48 million (RMB 17,777,592) and is personally guaranteed by two family members of the CEO.

On February 11, 2025, the Company obtained a loan of $279,189 (RMB 2,000,000) from China Minsheng Bank. The loan bears interest at 3.30% per annum and is scheduled to mature on February 11, 2026. On June 30, 2025, the Company obtained an additional loan of $418,784 (RMB 3,000,000) from China Minsheng Bank. This loan also bears interest at 3.30% per annum and is scheduled to mature on June 30, 2026. Both loans were designated solely for the purchase of raw materials to support working capital needs. The loan is secured by accounts receivable totaling approximately $2.48 million (RMB 17,777,592) and is personally guaranteed by two family members of the CEO.

(9)	On February 29, 2024, the Company obtained a short-term loan of $1,095,996 (RMB 8,000,000) from Weihai City Commercial Bank. The loan proceeds were designated solely for the purchasing of raw materials. It bore interest at 3.75% per annum and matured on February 25, 2025. The Company repaid the loan in full on its maturity date. The CEO and three of the CEO’s family members provided personal guarantees for this loan.

(10)	On May 29, 2025, the Company entered into two recourse factoring agreements with XCMG Group Commercial Factoring (Xuzhou) Co., Ltd. (also known as XuGong Group Commercial Factoring), under which it received advances against trade receivables in the aggregate principal amount of $837,568 (RMB 6,000,000). The borrowings comprised $139,595 (RMB 1,000,000) and $697,973 (RMB 5,000,000), each bearing interest at an annual rate of 3.50% and maturing on November 25, 2025. Pursuant to the terms of the contracts, the advances were provided on a full-recourse basis, and the Company remains ultimately responsible for repayment in the event of non-collection from the underlying debtors. The transferred receivables remain on the Company’s balance sheet, and the proceeds are accounted for as short-term loans. Interest expense arising under the contracts is recognized as incurred.

(11)	On April 23, 2023, the Company entered into a loan agreement with the Bank of Weifang for approximately $1.37 million (RMB 10 million) to support working capital. The loan bears interest at an annual rate of 4.0% and is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $13,700 (RMB 100,000) each, culminating in a balloon payment of $1.30 million (RMB 9.5 million) at maturity. The loan is secured by land use right worth $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members and one entity controlled by the family members. During 2023, the Company repaid $1.23 million (RMB 9 million), leaving a balance of approximately $137,000 (RMB 1 million) outstanding as of December 31, 2024. For the six months ended June 30, 2025, an additional $41,368 (RMB 300,000) was repaid, reducing the outstanding balance to approximately $97,716 (RMB 700,000) as of June 30, 2025. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

On May 10, 2023, the Company entered into a loan agreement with the Bank of Weifang for approximately $1.23 million (RMB 9 million) to support working capital. The loan bears an annual interest rate of 4.0%, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $2,758 (RMB 20,000) each, culminating in a balloon payment of $1.22 million (RMB 8.9 million) at the end of the maturity. The loan is secured by land use right valued at $1.37 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members and one entity controlled by the family members. The loan balance was approximately $1.22 million (RMB 8.9 million) as of December 31, 2024. For the six months ended June 30, 2025, an additional $2,758 (RMB 20,000) was repaid, reducing the outstanding balance to approximately $1,245,184 (RMB 8,920,000) as of June 30, 2025. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(12)	On April 28, 2023, the Company entered into a loan agreement with the Rural Commercial Bank of Shandong for approximately $1.92 million (RMB 14 million) to support working capital. The loan bears interest at an annual rate of 4.1% and is scheduled for maturity on April 27, 2026. The repayment plan is organized into six equal semi-annual installments of $1,370 (RMB 10,000) each, culminating in a balloon payment of $1.91 million (RMB 13.94 million) at maturity. The loan is secured by land use right valued at $4.23 million (RMB 30.85 million). Additionally, personal guarantees have been provided by Mr. Yuanqing Liu and three family members. The outstanding loan balance was approximately $1.90 million (RMB 13.96 million) as of December 31, 2024. For the six months ended June 30, 2025, an additional $1,379 (RMB 10,000) was repaid, reducing the outstanding balance to approximately $1,947,345 (RMB 13.95 million) as of June 30, 2025. While this loan balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

(13)	On January 30, 2024, the Company obtained three 24-month loans totaling $410,998 (RMB 3.0 million) from Shenzhen Qianhai WeBank Co., Ltd., with proceeds designated solely for working capital. The loans bear interest at an annual rate of 6.29 % and are scheduled to mature on February 1, 2026. Mr. Yuanqing Liu has provided personal guarantees for these borrowings. The outstanding balance was approximately $274,000 (RMB 2.0 million) as of December 31, 2024. During the six months ended June 30, 2025, repayments of $118,194 (RMB 857,143) were made, reducing the balance to approximately $159,538 (RMB 1,142,857) as of June 30, 2025. While this balance was classified as a long-term loan at year-end 2024, it became payable within twelve months of the reporting date and has therefore been reclassified as a short-term loan as of June 30, 2025.

Interest expense pertaining to the above short-term loans for the six months ended June 30, 2025 and 2024 amounted to approximately $170,000 and $128,000, respectively, which included in the interest and financing expenses, net, in the Company’s unaudited condensed consolidated statements of operations and comprehensive income (loss). The weighted average interest rate for short-term loans was 3.89% and 4.24% for the six months ended June 30, 2025 and 2024, respectively.

Existing Commitment under Expansion Plan

Yingxuan Acquisition

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately $17.1 million (RMB 125.0 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of approximately $2.1 million (RMB 15.0 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay for the acquisition price in installments for approximately $7.1 million (RMB 52.0 million), $6.4 million (RMB 47.0 million) and $1.5 million (RMB 11.0 million), respectively, by the end of December 31, 2021, 2022 and 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of approximately $1.1 million (RMB 7.8 million) in 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately $11.7 million (RMB 85.2 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between the Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to the impact of the COVID-19 pandemic and the total consideration was adjusted to approximately $20.7 million (RMB 151.4 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to the Hongli Shandong.

The Company made a payment of approximately $0.3 million (RMB 2.0 million) to Yingxuan in January 2024.

On May 10, 2025, the Company entered into a supplementary agreement stipulating that payment for the acquisition of land would not be made until the Company receives the land use right certificate.

Following are summary of transactions as of June 30, 2025:

	RMB	US$
Total consideration for purchase of Yingxuan Assets	¥151,372,197	$21,130,744
Total amount paid	124,178,969	17,334,715
Balance due	¥27,193,228	$3,796,029

Assets title transferred to the Company	¥85,207,329	$11,894,485
Title to be transferred to the Company	¥66,164,868	$9,236,259

Prepayment for purchase of Yingxuan Assets	¥38,971,639	$5,440,231

As of June 30, 2025, the Company had made cumulative payments of approximately $17.3 million (RMB 124.2 million) to Yingxuan in connection with the acquisition of real estate and land use rights. Of this amount, titles of assets totaling approximately $11.9 million (RMB 85.2 million) had been legally transferred to the Company. The remaining title of assets, valued at approximately $9.2 million (RMB 66.2 million), had not yet been transferred as of the filing date of this report. A remaining balance of approximately $3.8 million (RMB 27.2 million) is contractually payable only upon completion of the legal title transfer for the remaining real estate and land use rights. As this payment obligation is contingent on the occurrence of a future event, no liability has been recognized as of June 30, 2025 and December 31, 2024.

Management is actively working with Yingxuan and relevant government authorities to facilitate the completion of the legal title transfer. The Company expects the transfer to be finalized, but the timing may be impacted by legal or administrative delays. The Company continues to monitor developments and evaluate any potential financial or operational impact.

On July 22, 2025, the Company made an additional payment of approximately $405,479 (RMB 2,904,692) to Yingxuan.

Investment in Joint Venture

On March 10, 2025, WFOE entered into an Investment Framework Agreement (the “Agreement”) with Zhongke Hongyuan (Beijing) Holdings Co., Ltd. (“Zhongke”). Pursuant to the Agreement, WFOE and Zhongke agreed to establish a joint venture entity named Jinan Langchi Heavy Industry Co., Ltd. (“Langchi”). Zhongke will hold a 60% equity interest in Langchi, while WFOE will hold the remaining 40%. Zhongke committed to contribute capital totaling approximately $41.9 million (RMB 300 million), and WFOE committed to contribute approximately $33.50 million (RMB 239.98 million). WFOE will act solely as an investor and will not participate in the management or operations of the joint venture. Both parties are required to transfer their respective capital contributions to Langchi by June 30, 2025. The initial term of the Agreement is effective from March 10, 2025 through December 31, 2025, and may be renewed upon mutual consent. On December 6, 2024, WFOE deposited its capital contribution of approximately $33.5 million (RMB 239,979,300) following the receipt of proceeds from a private placement completed by the Company. This amount is presented in the consolidated balance sheet as December 31, 2024, under the line item, “Deposit for investment in joint venture”.

As of the reporting date, Zhongke had not made its capital contribution. Langchi have no reportable transactions during six months ended June 30, 2025. Langchi is in discussions with the relevant government agency regarding the land acquisition agreement. Negotiations have commenced but have not yet been formally concluded, and the agreement with the government remains under discussion. Both the land acquisition agreement and Zhongke’s capital contribution are expected to be finalized by the end of 2025. Accordingly, there have been no changes in the status of the deposit for investment in joint venture as of June 30, 2025.

Inflation

Not applicable

Seasonality

Not applicable

Critical Accounting Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for doubtful accounts, inventory write-down, useful lives of property, plant and equipment, intangible assets, valuation allowance of deferred tax assets and share-based compensations. Actual results could differ from those estimates.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025.